FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 9, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

August 09, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that the State Agency for Communications and Information of Uzbekistan (“SACI”, the “Regulator”) filed a petition to the Tashkent Commercial Court to withdraw all operating licenses of Uzdunrobita FE LLC (“Uzdunrobita” or “MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan.

MTS believes that allegations of illegal activities on the part of regional branches, operating without individual licenses, are unsubstantiated and contradict the official documents, including those issued earlier to Uzdunrobita by the SACI. Overall, the amount of claims against Uzdunrobita with regards to alleged failure to comply with the licensing requirements is approximately $210 million.

On August 08, 2012, Uzdunrobita filed an appeal to challenge the decision of the Tashkent Commercial Court, dating from July 30, 2012, to suspend Uzdunrobita’s license for a period of three months.  Irrespective of the outcome of those hearings, the SACI today filed a new petition to the Tashkent Commercial Court to cancel all of the Company’s operating licenses. The date of the hearings is set for August 13, 2012.

Since the acquisition of Uzdunrobita in 2004, MTS has always duly complied with the requirements of the laws of Uzbekistan, which has been confirmed by numerous audits conducted by the SACI and other regulatory bodies of Uzbekistan.

Prior to 2002, the SACI held a stake in Uzdunrobita and had itself created the existing regional branch structure. In 2004 the SACI further authorized its use when it issued all of the operating licenses to Uzdunrobita. Licensing agreements with Uzdunrobita signed in 2004 on behalf of the SACI by Mr. Abdullah Aripov, General Director of the SACI at that time, who currently serves as Deputy Prime Minister of Uzbekistan, directly state that the licenses, during their tenor, apply to all branches of Uzdunrobita irrespective of when these branches were established. To emphasize this fact, a list of branches and affiliates in question was attached to the license agreements as addenda.

MTS announces that prior to the completion of any investigation against Uzdunrobita and receipt of any court decisions, the Office of the General Prosecutor of Uzbekistan has ordered the arrest of any disbursements from Uzdunrobita’s accounts in the National Bank for foreign economic activity of the Republic of Uzbekistan. Arrest of the bank accounts prevents MTS from reimbursing its subscribers and settling invoices of third parties.

In order to clarify the situation and start constructive discussions with the authorities, MTS has sent a number of official letters to the leadership of Uzbekistan, including the President of the Republic of Uzbekistan I.A. Karimov. To date, MTS has not received any responses.

MTS believes that sustained violations of both the laws of Uzbekistan and international laws by the Office of the Prosecutor General and other government agencies of the Republic of Uzbekistan compromise the legitimate rights of MTS as a foreign investor.  The denial of the Company’s constitutional rights to its legal defense, as well as the unusually expedient legal proceedings surrounding Uzdunrobita, is evidence of a coordinated attack on the Company by various Uzbek authorities. The unwarranted and unsubstantiated charges brought against the Company and excessive amounts of claims indicate that the authorities are uninterested in settlement of the conflict.

In case Uzdunrobita’s license is cancelled, MTS reserves the right to initiate proceedings both in Uzbekistan and at the international arena, including proceedings against certain officials involved in illegal actions against the Company, to claim damages incurred by MTS Group.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 9, 2012